UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

Soligenix, Inc.
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(Name of Issuer)

Common Stock, Par Value $0.001 per share
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(Title of Class of Securities)

258094101
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(CUSIP Number)

October 9, 2009
____________________________________________________________________________________
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant

to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Biotex Pharma Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
	5.	Sole Voting Power 17,395,000
Number of Shares Beneficially	6.	0
Owned by Each Reporting Person With:	7.	Sole Dispositive Power 17,395,000
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,395,000
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A
11.
Percent of Class Represented by Amount in Row (9)

9.38% (based on 185,501,158 shares of common stock outstanding as of October 5, 2009, as reported in the Issuer’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on October 7, 2009).

12.	Type of Reporting Person (See Instructions) 00

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Item 1(a).	Name of Issuer:

Soligenix, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

29 Emmons Drive, Suite C-10, Princeton, NJ 08540

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”)

Biotex Pharma Investments, LLC

Item 2(b).	Address of Principal Business Office:

Biotex Pharma Investments, LLC
220 W. 42nd Street, 6th Floor
New York, NY 10036

Item 2(c).	Citizenship:

Biotex Pharma Investments, LLC is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 (the “Shares”)

Item 2(e).	CUSIP Number:

258094101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is a:

This Item 3 is not applicable

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Item 4.	Ownership:

(a)	Amount beneficially owned:	17,395,000

(b)	Percent of class:	9.38%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	17,395,000
(ii)	shared power to vote or to direct the vote:	0
(iii)	sole power to dispose or to direct the disposition of:	17,395,000
(iv)	shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

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Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 9, 2009

BIOTEX PHARMA INVESTMENTS, LLC

By: /s/ Robert Kessler
Name: Robert Kessler
Title: Member